Air Products and Chemicals, Inc. 7201 Hamilton Boulevard Allentown, PA 18195-1501 Tel (610) 481-7932 Fax (610) 481-7009 e-mail: huckpe@airproducts.com	Paul E. Huck Sr. Vice President and Chief Financial Officer

15 February 2011

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549

Re:	Air Products and Chemicals, Inc.

Form 10-K: For the Year Ended September 30, 2010

Form 10-Q for the Quarter Ended December 31, 2010

Schedule 14A Filed December 15, 2010

File No. 1-4534

Dear Mr. Hartz:

In response to your letter of 3 February 2011, we provide the information below. Our responses have been numbered to correspond with the comments in your letter. The original comments contained in your letter have been included in bold face type for reference during your review. Capitalized terms have the meanings ascribed to them in the Proxy Statement. Page numbers refer to the Proxy Statement.

Mr. John Hartz

15 February 2011

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Comment 1 – Compensation of Directors, page 15

In future filings, please disclose whether your directors are in compliance with the stock ownership guidelines described in the fourth paragraph.

Response:

All directors are in compliance with the stock ownership guidelines for directors. In future filings, we will disclose whether directors are in compliance with these guidelines.

Comment 2 – Compensation of Executive Officers, page 28

Historical Alignment, page 32. We note your disclosure in the last paragraph on page 33 that your compensation committee concluded that your compensation program is balanced and does not motivate imprudent risk taking. This disclosure appears to be based on Item 402(s) of Regulation S-K; however, this statement does not conform to the specific language used in Item 402(s). Please advise us as to whether you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company and the basis for this conclusion. Please also describe to us in greater detail the process you undertook to reach this conclusion.

Response:

The Company has determined that risks arising from its compensation policies and practices for its employees are not reasonably likely to have an adverse material effect on the Company. Accordingly, the Company is not required to make an affirmative statement with respect to Item 402(s) of Regulation S-K1. The referenced disclosure was included to provide shareholders with an understanding of one of the important activities undertaken by the Committee during the year in fulfilling its responsibilities to shareholders.

[1]	Item 402(s) of Regulation S-K calls for disclosure “[t]o the extent that risk arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant….” The Staff noted in Release No. 33-9089, which adopted Item 402(s), that “the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

Mr. John Hartz

15 February 2011

The Company’s determination that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company occurred in a two-step process:

(1)	The Committee engaged its independent compensation consultant, Farient Advisors, LLC (“Farient”), to analyze the potential relationship between its Executive Officer compensation practices and financial risk for the Company. To do so, Farient used a proprietary methodology that compared the Company’s Executive Officer compensation risk relative to its business risk. To evaluate Executive Officer compensation risk, Farient considered a number of quantitative aspects of the Company’s Executive Officer compensation package (focusing primarily on CEO and CFO compensation), including weighting of revenue growth in performance measures, nature of return measures, risk adjustment of performance measures, positioning of growth versus return measures, leverage of incentive compensation, time horizon for payouts, and risk mitigating features.

Based on the analysis, Farient concluded that the Company’s Executive Officer compensation was characterized by balanced performance metrics and reasonable leverage, provided a long-term payout horizon, and included a number of risk mitigation features such as claw backs, stock ownership guidelines, and equity holding periods. Farient reviewed its detailed analysis and conclusions with the Committee, which was thereby satisfied that the Company’s Executive Officer compensation program does not promote excessive risk taking that is reasonably likely to result in a material adverse effect on the Company.

(2)

For compensation policies and practices beneath the Executive Officer level, Human Resources conducted an evaluation of whether there were roles in the organization that have the ability to subject the Company to material and excessive risks and

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15 February 2011

reviewed the structure of compensation plans at all levels in the organization. With respect to the former, Human Resources determined that the Company’s standing delegations of authority policy, which is approved by the Board; its system of internal controls; and its treasury policies on derivatives prevent individual employees from making commitments or investments on behalf of the Company that would expose it to material adverse consequences. A global inventory of incentive compensation programs was then compiled. Each program was reviewed to understand the potential level of payout, including caps on payouts; the metrics to determine the payouts; and the program’s governance and documentation. On the basis of this review, Human Resources concluded that the Company’s non Executive Officer compensation practices and policies do not create risks that are reasonably likely to result in a material adverse effect on the Company. A summary of the review was documented in a written report to the Committee.

Comment 3 – Components of Compensation, page 37

On page 36, we note that you benchmark total direct compensation opportunity for named executive officers at the median value for the Market Reference Group. However, it is unclear from your disclosure whether you benchmark individual components of compensation, such as base salary, annual incentive compensation, and long-term compensation. In future filings, please clearly identify the elements of compensation subject to benchmarking, identify the benchmark for each named executive officer, and disclose where actual payments fell within the targeted parameters for each named executive officer. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Mr. John Hartz

15 February 2011

Response:

The Company respectfully submits that it has disclosed the use of benchmarking for individual components of Named Executive Officer compensation. In the discussion of each individual component of compensation, the proxy statement discloses the benchmark for that component as follows:

“Base salary is generally targeted at the median compared to similar positions in the Market Reference Group, with adjustment for proficiency, performance, experience, and the uniqueness of the responsibilities held by certain Executive Officers. For 2010, however, all Executive Officers’ base salaries were held at 2009 levels [p. 37, emphasis added].”

“Target bonus opportunities under the Annual Incentive Plan are intended to approximate the median level for comparable positions within the Market Reference Group. Actual bonuses may be above or below target bonuses depending upon the Company’s fiscal year performance as measured by the performance metrics established by the Committee at the beginning of the fiscal year. . . . For fiscal year 2010, target bonuses as a percent of base salary for all Named Executive Officers approximated median for the Market Reference Group [p. 37 emphasis added].”

When setting these intended [long-term incentive award] values, the Committee considers the Market and Peer Reference Group competitive data, individual performance, relative experience, and target total direct compensation opportunities for each Executive Officer. As noted above, the expected value of the total combined long-term incentive compensation awards to Named Executive Officers, when performance meets targets, is generally intended to approximate the 50th percentile of the Market and Peer Reference Groups, although specific positioning may differ by individual [p. 39 emphasis added].

In future filings, we will enhance our disclosure to indicate if base salary, target annual incentive awards, and intended long-term incentive values are outside of the targeted median range as indicated below. In the case of annual and long-term incentive compensation, as disclosed, actual payments exceed or fall short of the target range based on the Company’s performance and the relative performance of the Company’s stock2. For fiscal year 2010, annual incentive awards exceeded target due to the Company’s strong

[2]

See page 37: “Actual bonuses may be above or below target bonuses depending upon the Company’s fiscal year performance as measured by the performance metrics . . .”; and page 39: “The actual value realized may differ significantly (up or down) from the intended value due to Company stock price performance over the life of the awards, and the extent to which performance targets are met.”

Mr. John Hartz

15 February 2011

operating performance, as described on page 38. (The chart on page 33 of the proxy statement indicates the difference between the target award and the actual payment). Actual payments of long-term incentive awards cannot be determined at this time.

Revised Disclosure3:

(Page 37) Base salaries for Executive Officers are reviewed on an annual basis with the Committee’s external consultant. Base salary is generally targeted at the median compared to similar positions in the Market Reference Group, with adjustment for proficiency, performance, experience, and the uniqueness of the responsibilities held by certain Executive Officers. For 2010, all Named Executive Officers’ base salaries were approximately at median except for Mr. Jones, whose base salary was below median due to his recent assumption of his current accountabilities and the Committee’s decision to hold base salaries at 2009 levels for 2010. The Named Executive Officer salaries approved for the year appear in the Summary Compensation Table on page 43.

. . .

(Page 39) The Committee determined the level of long-term incentive grants for fiscal year 2010 at the beginning of the fiscal year. Prior to making the grants, the Committee established an intended long-term incentive dollar value for each Executive Officer. When setting these intended values, the Committee considers the Market and Peer Reference Group competitive data and target total direct compensation opportunities for each Executive Officer. It is the Committee’s intent that the long-term incentive value approximate the median award for the Reference Groups and bring the total direct compensation opportunity for each Executive Officer to approximately the median level when combined with base salary and target Annual Incentive Plan awards. The Committee has determined that this important element of compensation should target the median level to enable the Company to attract talented and experienced managers who have a choice about where they work, and to discourage them from seeking other opportunities.

Individual performance or other factors may result in awards which are above or below the median. These factors include tenure and experience, retention concerns, subjective evaluations of performance, historical grant levels, and other recent compensation actions with respect to the individual such as special one-time retention awards. For 2010, all intended long-term incentive award values approximated median except for Ms. Minella’s,

[3]

Additional, revised, and relocated disclosures are underlined in the Revised Disclosures throughout this response letter. Deletions are not marked except where noted. The Revised Disclosure above for page 39 also includes revisions related to Comments 7 and 8.

Mr. John Hartz

15 February 2011

which exceeded median. The Committee determined to maintain Ms. Minella’s award value at this level despite fluctuations in the median award level for her position in the Market Reference Group due to her sustained high performance. Intended long-term incentive values for the Named Executive Officers are reflected in the chart on page 33. The actual value realized may differ significantly (up or down) from the intended value due to Company stock price performance over the life of the awards, and the extent to which performance targets are met.

Comment 4 – Annual Incentive Plan, page 37

In future filings, please discuss in greater detail how you determine the amount of each named executive officer’s annual incentive compensation. Refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how the actual results achieved for each performance goal led to the amount awarded to each named executive officer. Specifically, please disclose the formula you reference in the first paragraph of page 38 and how you used this formula to determine the payout range of 148%-205%. Additionally, please disclose the relationship between the payout range and the 2010 Bonus Factor Schedules for % EPS Growth and ROCE Spread. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

The Company believes that the existing disclosure covers all material aspects of the determination of annual incentive award amounts. The process for determining the range of bonus awards is described in detail on pages 37-38.4 The disclosure informs shareholders of:

•	Target and actual bonuses for each Named Executive Officer (page 33),

•	The measures of corporate performance used to determine payout factors for annual bonuses and why the Committee selected them,

•	The relative weighting of each of the performance measures,

•	The level of payout factor associated with different levels of achievement with respect to each performance measure,

•	That the range for actual bonuses is determined by multiplying the target bonus times the payout factor;

[4]	For convenience, this description is reproduced in the attached Exhibit.

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15 February 2011

•	The actual results achieved for each performance measure,

•	The manner in which these results were calculated, and

•	The payout range from which the Committee determined the bonuses.

The formula referenced on page 38 is a technical aspect of the process that is used to determine the amount of corporate funds potentially available for annual incentive awards to the approximately 400 eligible employees and cap the amount of bonus that can be awarded to any Named Executive Officer. It mechanically converts the unadjusted payout factor derived from the charts on pages 37 and 38 to a range of 30 percentage points above and below the unadjusted factor, which allows the Committee to reward or penalize nonfinancial and subjective aspects of performance. It is designed to allow the program to comply structurally with the requirements of section 162(m) of the Internal Revenue Code. The Company believes it is not “material information that is necessary to an understanding of the [Company’s] compensation policies and decisions regarding the Named Executive Officers.”5 Disclosing the formula6 and explaining its operation would increase the complexity and length and reduce the clarity of this disclosure, without providing material information.

We respectfully submit that the existing disclosure covers all material aspects of calculation of the payout range without adding immaterial process detail. SEC staff has

[5]	See Reg. S-K §402(b), Instruction 1.
[6]	The formula with respect to the Named Executive Officers is:

Executive Officers

(Employee’s Base Salary) x (Target Bonus Percentage) x

(2010 Bonus Factor plus .30) =

Maximum Fiscal Year 2010 Bonus Award Opportunity

The “Target Bonus Percentage” is the percentage disclosed in the table on page 37 and reproduced in the attached Exhibit.

The “2010 Bonus Factor” is the weighted average of the factors determined from ROCE Spread and EPS Growth Performance Schedule disclosed on page 38 and reproduced in the attached Exhibit, based on the Company’s performance for fiscal year 2010.

The bottom of the range is 60 percentage points below the maximum.

Mr. John Hartz

15 February 2011

encouraged issuers on several occasions to omit “unnecessary background and process-oriented information”.7

Comment 5

We note your statements that the committee determines actual payout factors based on individual and company performance and that the committee can determine a payout factor for each individual executive officer up to the maximum of the range. We further note your discussion in the third full paragraph on page 38. In future filings, please discuss in more detail the specific items of corporate performance and the elements of individual performance and contribution that are taken into account when determining each named executive officer’s payout factor. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

On page 28 of the proxy statement, we describe the key elements of the Company’s 2010 operating performance which were taken into consideration by the Committee in determining actual bonus awards within the payout range8. In addition, the Committee may consider the Company’s performance against nonfinancial criteria such as safety, sustainability, diversity, and continuous improvement. In future filings we will refer back to the section of the proxy statement describing company operating performance and will expand the discussion to refer to nonfinancial metrics considered by the Committee, as indicated below.

Elements of individual performance that are factored into the decisions by the Committee include an array of subjective, qualitative judgments that are presented to the Committee by the CEO or developed by the Committee over the course of the year with respect to the

[7]

“Executive Compensation Disclosure: Observations on the 2009 Proxy Season and Expectations for 2010.” November 9, 2009 Speech by Shelley Parratt, Deputy Director, Division of Corporate Finance at The 4th Annual Proxy Disclosure Conference.

[8]	“During 2010, the Company had earnings per share growth of 26.1% and operating income growth of 28.6%, made substantial progress towards its goal of attaining a 17% operating margin, increasing the margin by 2.5% in one year; improved return on capital employed by 2.0% to 12.4%; and increased its dividend by 9%.”

Mr. John Hartz

15 February 2011

leadership qualities and contribution of the individual for the year; and, in the case of operating managers, the performance of their segment versus the internal operating plan for the year. In 2010, as noted in the referenced paragraph on page 38, another key consideration was “the extraordinary efforts of those who played a key role in executing on the tender offer for Airgas, Inc. “ For 2010, the predominant nonsubjective factors considered in determining individual awards at the upper end of the payout range were the outstanding operational performance of all segments of the Company and the efforts associated with the Airgas acquisition.

Revised Disclosure: For fiscal year 2010, EPS Growth was 26.1% and the ROCE Spread was 3.9%. [footnote omitted] The payout range determined under the formula was 148%-208%. Actual payout factors are adjusted within the range by the Committee based on Company and individual performance. Variables that the Committee considers with respect to Company performance include the operating results for the year (described on page 28 for 2010) and performance against nonfinancial objectives such as safety, sustainability, diversity, and continuous improvement. The Committee can determine a payout factor for individual Executive Officers up to the maximum of the range. Individual performance variables that factor into the Committee’s determination include subjective, qualitative judgments with respect to the contribution of the individual for the year; efforts toward specific Company objectives; and, in the case of operating managers, the performance of their segment versus the internal operating plan for the year.

Comment 6

In footnotes 13 and 14 on pages 38 and 40, we note your disclosure that the committee excluded certain extraordinary costs from fiscal year 2010 and 2009 results in determining fiscal year 2010 performance. In future filings, please disclose what costs were excluded. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

The Company respectfully submits that these costs were disclosed. As noted in footnotes 13 and 14, Appendix A to the proxy statement contains a reconciliation of the EPS Growth and ROCE Spread results used by the Committee to these same measures

Mr. John Hartz

15 February 2011

calculated on a GAAP basis. Appendix A shows the costs excluded for 2009 were charges associated with the global cost reduction plan, including asset actions; and the costs excluded for 2010 were acquisition costs related to the Airgas transaction.

Comment 7 – Long-Term Incentives, page 38

Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: The primary reasons for awarding long-term incentive compensation in general are noted on the chart on page 35, i.e., to create alignment with shareholders and promote achievement of longer term financial and strategic objectives. More specific compensation objectives satisfied by each type of long-term incentive award are described on page 38 as follows:

[T]he Committee has selected three balanced components for the Executive Officer’s long-term incentives: stock options to directly reward executives for increases in stock price; restricted stock which links Executive Officers’ interests to total shareholder return and provides a retention incentive; and “performance shares” which are conditioned on performance over a three-year period to provide focus on medium-term goals (for fiscal year 2010 grants, EPS Growth and ROCE Spread).

The value of the total long-term incentive award is intended to approximate the median of the Market and Peer Reference Groups, although there is some differentiation by individual (see response to comment 8 below). The reason for targeting Executive Officer compensation at median generally is explained on page 359, but we acknowledge that it is not clearly stated with respect to the long-term incentives section.

[9]	“The Committee believes that a threshold characteristic of reasonable compensation is that it be aligned with the compensation of the companies with whom the Company competes for talent.”

Mr. John Hartz

15 February 2011

In future filings, we will reiterate the reasons for awarding long-term incentive compensation within the discussion of long-term incentives and will clarify the reasons for targeting long-term incentives at median for the peer reference groups as indicated below.

Revised Disclosure:

Long-Term Incentives. The Committee believes long-term incentive compensation is a critical part of Executive Officer compensation because it creates alignment with shareholders and promotes achievement of longer term financial and strategic objectives. In recent years the Committee has selected three balanced components for the Executive Officer’s long-term incentives: stock options to directly reward executives for increases in stock price; restricted stock which links Executive Officers’ interests to total shareholder return and provides a retention incentive; and “performance shares” which are conditioned on performance over a three-year period to provide focus on medium-term goals (for fiscal year 2010 grants, average EPS Growth and ROCE Spread from fiscal year 2010 through fiscal year 2012). The current mix of long-term compensation for Executive Officers is 50% stock options, 25% restricted stock, and 25% performance shares. The Committee chose this mix of stock options, restricted stock, and performance shares to provide a balance of stock-based compensation that rewards successful outcomes for long-term and medium-term decision making and provides retention incentives. Because all components of the long-term incentive opportunity are delivered in Company stock-based awards, they all become more or less valuable with changes in Company stock value that affect shareholders.

The Committee determined the level of long-term incentive grants for fiscal year 2010 at the beginning of the fiscal year. Prior to making the grants, the Committee established an intended long-term incentive dollar value for each Executive Officer. When setting these intended values, the Committee considers the Market and Peer Reference Group competitive data and target total direct compensation opportunities for each Executive Officer. It is the Committee’s intent that the long-term incentive value approximate the median award for the Reference Groups and bring the total direct compensation opportunity for each Executive Officer to approximately the median level when combined

Mr. John Hartz

15 February 2011

with base salary and target Annual Incentive Plan awards. The Committee has determined that this important element of compensation should target the median level to enable the Company to attract talented and experienced managers who have a choice about where they work, and to discourage them from seeking other opportunities.

Comment 8

We note your disclosure on page 39 that the committee established an intended long-term incentive dollar value for each executive officer by considering individual performance among other factors. In future filings, please discuss in more detail the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: In future filings, we will enhance the discussion of the elements of individual performance taken into account in establishing the intended long-term incentive dollar value as indicated below.

Revised Disclosure: Individual performance or other factors may result in awards which are above or below the median. These factors include tenure and experience, retention concerns, subjective evaluations of performance, historical grant levels, and other recent compensation actions with respect to the individual such as special one-time retention awards. For 2010, all intended long-term incentive award values approximated median except for Ms. Minella’s, which exceeded median. The Committee determined to maintain Ms. Minella’s award value at this level despite fluctuations in the median award level for her position in the Market Reference Group due to her sustained high performance. Intended long-term incentive values for the Named Executive Officers are reflected in the chart on page 33. The actual value realized may differ significantly (up or down) from the intended value due to Company stock price performance over the life of the awards, and the extent to which performance targets are met.

Comment 9 – 2010 Payout for FY2008-2010 Performance, page 40

In future filings, please discuss in greater detail how you determine the amount of performance shares to award each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how the actual results achieved for each performance goal led to the amount awarded to each named executive officer. Specifically, please

Mr. John Hartz

15 February 2011

disclose how you calculated the payout level of 141% of the target shares. Additionally, please disclose the relationship between this payout level and factors associated with ROCE Spread and EPS Growth. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

As noted on page 40, performance share awards are set at 25% of the intended long-term incentive value for the Executive Officer. (Intended long-term incentive values are included in the chart on page 33). The award is a target level of shares to be issued upon completion of the performance period. The actual number of shares to be issued is determined by multiplying the target number by a payout factor. The current formula for determining performance share payout factors is disclosed on page 40:

67% ROCE Spread Factor	+	33% EPS Growth Factor	=	Payout Factor

The EPS Growth Factor and the ROCE Spread Factor for performance shares paid out in 2010 was based on average EPS Growth and ROCE Spread during fiscal years 2008-2010 and determined using the chart on page 40:

ROCE Spread	Factor	EPS Growth	Factor
4%	2.0	16% or more	2.0
3%	1.5	15%	1.8
2%	1.0	12%	1.45
0%	0.50	9%	1.0
<0%	0.0	4%	0.50

The actual average EPS Growth and ROCE Spread results for the performance period are disclosed at the bottom of page 4010. So the performance share payout factor was determined by taking the EPS Growth Factor associated with these results (.82) and the

[10]	“The average ROCE Spread over the performance period was 3.4% and the average EPS Growth was 7.2%; so the payout level was 141% of the target shares.”

Mr. John Hartz

15 February 2011

ROCE Spread Factor associated with these results (1.70) from the chart and inserting these into the formula. The number of shares issued was determined by multiplying the payout factor by the target award.

In future filings, we will clarify the process for calculating performance shares as indicated below.

Revised Disclosure:

Payouts of performance shares range from 0% to 215% of the target level of shares awarded. The target level approximates 25% of each Named Executive Officer’s total intended long-term incentive value, and is converted to shares based on the grant date closing market value of Company stock. The actual number of performance shares earned is determined by multiplying the target number of shares by a payout factor determined using the formula below, reflecting performance during the three year performance period.

67% ROCE Spread Factor	+	33% EPS Growth Factor	=	Payout Factor

Grants in Fiscal Year 2010. The target number of performance shares granted to each Executive Officer for fiscal year 2010 was as follows:

[Chart Omitted]

The EPS Growth Factor and ROCE Spread Factor are determined under the same schedules used for the Annual Incentive Plan, which are excerpted above at page 38.

2010 Payout for FY2008-2010 Performance. The Committee also established payout levels for performance shares granted in fiscal year 2008 which were tied to average ROCE Spread and EPS Growth performance from fiscal years 2008-2010. The formula above was applied and the EPS Growth and ROCE Spread factors were determined using the following schedule (the factors are interpolated for average ROCE Spread and EPS Growth results between the performance levels indicated):

ROCE Spread	Factor	EPS Growth	Factor
4%	2.0	16% or more	2.0
3%	1.5	15%	1.8
2%	1.0	12%	1.45
0%	0.50	9%	1.0
<0%	0.0	4%	0.50

Mr. John Hartz

15 February 2011

The average ROCE Spread over the performance period was 3.4% and the average EPS Growth was 7.2%; so the payout level was 141% of the target shares. Performance share payouts are not differentiated on an individual employee basis.

FORM 10-Q FOR THE FISCAL PERIOD ENDED DECEMBER 31, 2010

Comment 10 – Controls and Procedures, page 26

We note that the description of your disclosure controls and procedures in the first sentence of the first paragraph does not conform to the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e). In future filings, please either describe your disclosure controls and procedures using the full definition of disclosure controls and procedures set forth in the applicable rules, or you may simply omit the description and refer to the applicable rules.

Response:

In future filings, we will revise the Controls and Procedures disclosure in Item 4 as indicated below (deletions are marked through).

Revised Disclosure:

Item 4.	Controls and Procedures

We maintain a comprehensive set of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. ~~designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the SEC’s rules and forms.~~ As of 31 December 2010 (the Evaluation Date), an evaluation of the effectiveness of ~~the design and operation of~~ our disclosure controls and procedures was carried out under the supervision and with the participation of our management,

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15 February 2011

including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, ~~the design and operation of~~ these disclosure controls and procedures were effective. ~~to provide reasonable assurance of the achievement of the objectives described above.~~

During the quarter that ended on the Evaluation Date, there was no change in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Comment 11

We note that the conclusion regarding effectiveness is qualified by the statement “to provide reasonable assurance of the achievement of the objectives described above.” This qualifier is not part of the disclosure controls and procedures definition contained in Exchange Act Rule 13a-15(e) and is not appropriate. In future filings, please revise to provide the conclusion regarding effectiveness based on the full definition of disclosure controls and procedures set forth in the applicable rules. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective. Finally, please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective based on the full definition of disclosure controls and procedures set forth in the applicable rules.

Response:

The Company confirms that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective based on the full definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e) and 15d-15(e). In future filings, we will revise the Controls and Procedures disclosure in Item 4 as indicated above in the Revised Disclosure for Comment 10.

* * * * * * * * * *

Mr. John Hartz

15 February 2011

In connection with this response, management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should the staff require any additional information, please contact me at 610-481-7932.

Sincerely,

/s/ Paul E. Huck

EXHIBIT

Determination of bonuses is a multi-step process which begins with establishing target bonuses. At the beginning of the year the Committee determined Executive Officer target bonuses as a percentage of each Executive Officer’s base salary based on the Market Reference Group competitive assessment. For fiscal year 2010, the target bonuses for the Named Executive Officers were as follows:

Officer	% of Base Salary
J. E. McGlade	110%
P. E. Huck	70%
R. D. Dixon	60%
L. C. Minella	60%
S. J. Jones	60%

For fiscal year 2010, target bonuses as a percent of base salary for all Named Executive Officers approximated median for the Market Reference Group.

The range for an Executive Officer’s actual bonus award is determined by multiplying the Executive Officer’s target bonus by a payout factor which is derived from a formula based on the performance metrics established by the Committee at the beginning of the fiscal year. As described above, for fiscal year 2010 the Committee selected EPS Growth and ROCE Spread as the performance metrics for the Plan. The formula for fiscal year 2010 generated a payout factor range based on an EPS Growth Factor and an ROCE Spread Factor, both of which were determined under schedules established by the Committee at the beginning of the fiscal year. Below is an excerpt from the schedules used to determine the range of fiscal year 2010 awards:

2010 Bonus Factor Schedules
Weighted at 60%		Weighted at 40%
% EPS Growth	Factor	ROCE Spread	Factor
16.0% or Greater	2.00	5%	2.00
12%	1.45	4%	1.50
9%	1.00	3%	1.00
4%	0.50	0%	0.50
0%	0.35	<0%	0.00
-10%	0.0

For fiscal year 2010, earnings per share growth was 26.1% and the ROCE Spread was 3.9%. The payout range determined under the formula was 148%-208%. Actual payout factors are determined by the Committee based on individual and Company performance. The Committee can determine a payout factor for individual Executive Officers up to the maximum of the range.